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                           March 22, 2022

       Meir Avitan
       Chief Executive Officer
       Yuka Group Inc
       1815 NE 144th Street
       North Miami, FL 33181

                                                        Re: Yuka Group Inc
                                                            Post Qualification
Amendment No. 1 to Form 1-A
                                                            Filed March 15,
2022
                                                            File No. 024-11796

       Dear Mr. Avitan:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services